                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 3.)

                               LAKES GAMING, INC.
           ----------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.01 par value
           ----------------------------------------------------------
                         (Title of Class of Securities)

                                 51206P  10   9
           ----------------------------------------------------------
                                 (CUSIP Number)

                                    12/31/01
           ----------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

             [ ] Rule 13d-1(b)
             [X] Rule 13d-1(c)
             [ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G(Individuals - continued)                                Page 2  of 5




1.       Name of Reporting Person and I.R.S. Identification No.:
         LYLE BERMAN

2.       Member of a Group: (a)           (b)     X
                                --------      ---------

3.       SEC USE ONLY:

4.       Citizenship or Place of Organization:  U.S.A.

5.       Sole Voting Power: 2,124,336

6.       Shared Voting Power:   0

7.       Sole Dispositive Power:  2,124,336

8.       Shared Dispositive Power: 0

9.       Aggregate Amount Beneficially Owned by each Reporting Person:
         2,124,336

10. Check Box if the Aggregate Amount in Row 9 excludes Certain Shares: /X/ (See Exhibit A)

11.      Percent of Class Represented by Amount in Row 9:  19.0%

12.      Type of Reporting Person:  IN

13G(Individuals - continued)                                Page 3  of 5



Item 1(a)         NAME AND ADDRESS OF ISSUER:
and (b)           Lakes Gaming, Inc.
                  130 Cheshire Lane
                  Minnetonka, Minnesota  55305


Item 2(a)         NAME OF PERSON FILING:  Lyle Berman


Item 2(b)         ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
                  130 Cheshire Lane
                  Minnetonka, Minnesota  55305

Item 2(c)         CITIZENSHIP:  U.S.A.


Item 2(d)         TITLE OF CLASS OF SECURITIES:  Common Stock, $0.01 par value


Item 2(e)         CUSIP NUMBER:  51206P 10 9


Item 3            THIS STATEMENT IS NOT FILED PURSUANT TO RULES 13D-1(b)
                  OR 13D-2(b).

                  This statement is filed pursuant to Rule 13d-1(c).

Item 4(a)         AMOUNT BENEFICIALLY OWNED:

                  2,124,336 shares at December 31, 2001. (Includes 550,000
                  shares issuable upon exercise of currently exercisable options.)

Item 4(b)         PERCENT OF CLASS:

                  19.0% percent pursuant to Rule 13d-3(c).

Item 4(c)         NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS

                  (i)    Sole power to vote or to direct the vote   2,124,336
                                                                   -------------
                  (ii)   Shared power to vote or to direct the vote     0
                                                                   -----------
                  (iii)  Sole power to dispose or to direct the disposition of   2,124,336
                                                                               -------------
                  (iv)   Shared power to dispose or to direct the disposition of  0
                                                                                 -----------


Item 5             OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                   Not Applicable
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       13G(Individuals - continued)                                Page 4  of 5


Item 6              OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
PERSON.

                    Not Applicable

Item 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                    Not Applicable

Item 8              IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                    Not Applicable

Item 9              NOTICE OF DISSOLUTION OF GROUP.

                    Not Applicable

Item 10             CERTIFICATION.

                    By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Date  February 7, 2002                                    /s/ Lyle Berman
                                                          --------------------
                                                          Lyle Berman
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13G(Individuals - continued)                                Page 5  of 5


                                   EXHIBIT A

                            To Form 13G (Individual)

          The filing of this report shall not be construed as an admission by the person identified in Item 2(a) that, for the purpose of Section 13(d) or 13(g) of the Securities Exchange Act, he is the "beneficial owner" of any equity securities listed below; and such person expressly disclaims that he is part of a "group."

Record Owner's Relationship    Record Owner's                Number
    to Reporting Person      Type of Ownership              of Shares
---------------------------  -----------------              ---------
        Spouse                  Indirect                    20,625(1)





(1) These shares are not reported in Item 4(a) and are noted here for information only.